[Letterhead]
By EDGAR Electronic Transmission
June 23, 2010
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549
Re:	Belo Corp. Form 10-K for the year ended December 31, 2009 Filed March 12, 2010 Definitive Proxy Statement on Schedule 14A Filed March 26, 2010 File No. 001-08598
Dear Mr. Spirgel:
The following are our responses to the SEC Staff’s comments in its letter of June 10, 2010. To facilitate your review, we have set forth the comments below and the paragraph numbers of our responses correspond to the paragraph numbers in the comment letter. Please note that references to “Company,” “we,” “ours” and “us” refer to Belo Corp. and its subsidiaries, unless the context otherwise requires.
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
General
1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
In connection with new Item 402(s) of Regulation S-K, in early 2010 the Company reviewed its various 2009 compensation programs, practices and policies. The review included identification of program features that might potentially encourage excessive or imprudent material risk taking, analysis of the

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 23, 2010

potential effects of such risks, and a determination of whether various factors mitigate risk. The review was undertaken in consultation with members of the Company’s human resources, legal and internal audit departments and involved members of senior management. In the review the Company paid particular attention to programs that allowed for variable payouts where an employee might be able to influence payout amounts, and assessed the amount of such payouts relative to Company or operating unit (television station) revenue. In addition to the executive and management programs, which provide for the possibility of cash incentive awards based on financial performance, the Company also reviewed advertising sales incentive programs (usually involving advertising sales commissions) implemented at the operating unit (television station) level. These programs vary by individual television station.
Based on the review of 2009 compensation, the Company concluded that the Company’s compensation programs, practices and policies as in effect were not reasonably likely to have a material adverse effect on the Company, and accordingly, no disclosure was required to be made in the Company’s proxy statement. In reaching this conclusion, the Company took into account various features that the Company concluded help mitigate risk, including:
•	The Compensation Committee oversees the Company’s executive and management compensation policies and practices and reviews and approves executive compensation and annual incentive compensation plans applicable to senior management employees.

•	The Company uses a diverse compensation structure for executive and managerial level employees consisting of a base salary, an annual incentive bonus opportunity tied principally to financial performance, typically measured on a company-wide basis, and long-term incentive compensation tied to longer term equity value.

•	The Company’s internal controls over financial reporting, together with standards of ethics and business conduct, support the integrity of the Company’s compensation programs.

•	The Company’s internal audit department selectively audits operating unit advertising sales incentive programs with the objective of identifying possible conduct that could create undue risk for an operating unit.
The Company views the review of compensation programs for risk as an on-going process and the Company may, with the oversight of the Compensation Committee, establish additional or different procedures for 2010.

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 23, 2010

Belo Corp. Stock Ownership, page 6
2.	In future filings, to provide more meaningful disclosure, please revise the last two columns of the tables on pages 6 and 9 to show the percentage of combined voting power held by each beneficial owner rather than the percentage of the combined number of outstanding Series A and Series B shares owned by each beneficial owner.
In future filings, we will revise the last two columns of the tables entitled “Belo Corp. Stock Ownership of Directors and Executive Officers” and “Belo Corp. Stock Ownership of Other Principal Shareholders (greater than 5%) to reflect the percentage of combined voting power held by each beneficial owner identified in the tables.
Corporate Governance
3.	We note your disclosure on page 22 relating to the retention by the company of Mercer and its Marsh affiliates to provide services unrelated to executive compensation. We also note your disclosure on page 27 that the Compensation Committee adopted a pre-approval policy in December 2009 that requires the Committee or the Committee chair to pre-approve certain consulting services provided by the Committee’s compensation consultant. In future filings, please disclose whether the decision to engage Mercer and its March affiliates for these other services was made, or recommended, by management, and whether the Compensation Committee or the board approved such other services, as required by Item 407(e)(3)(iii) of Regulation S-K.
In future filings, we will disclose whether the decision to engage Mercer and its Marsh affiliates for services unrelated to executive compensation was made, or recommended, by management, and whether the Compensation Committee or the board approved such other services.
Other
Belo Corp. hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 23, 2010

If you have any questions about Belo Corp.’s responses in this letter please contact me at 214-977-6601.
Sincerely,
Belo Corp.

/s/ R. Coleman
By:	Russell F. Coleman Senior Vice President/General Counsel